Room 4561

May 3, 2007

John T. McLaughlin
Chief Accounting Officer
US Dataworks, Inc.
5301 Hollister Road
Suite 250
Houston, Texas 77040

Re: US Dataworks, Inc.
        Form 10-KSB for the fiscal year ended March 31, 2006
        Filed June 29, 2006
        Form 10-QSB for the fiscal period ended September 30, 2006
        Filed November 14, 2006
        Form 10-QSB for the fiscal period ended December 31, 2006
        Filed February 14, 2007
        File No. 001-15385

Dear Mr. McLaughlin:

        We have completed our review of your Form 10-KSB and the related filings, and do not, at this time, have any further comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief